    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 4, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                   TNPC, INC.

                (Name of registrant as specified in its charter)

       DELAWARE                   4931                  52-2208601
    (State or other         (Primary Standard        (I.R.S. Employer
    jurisdiction of            Industrial           Identification No.)
   incorporation or        Classification Code
     organization)               Number)

                              10 GLENVILLE STREET
                          GREENWICH, CONNECTICUT 06831
                                 (203) 531-0400

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 MARC E. MANLY
                 MANAGING DIRECTOR, LAW AND GOVERNMENT AFFAIRS
                              10 GLENVILLE STREET
                          GREENWICH, CONNECTICUT 06831
                                 (203) 531-0400

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

          SCOTT N. WULFE                          G. MICHAEL O'LEARY
      VINSON & ELKINS L.L.P.                    ANDREWS & KURTH L.L.P.
     1001 FANNIN, SUITE 2300                600 TRAVIS STREET, SUITE 4200
    HOUSTON, TEXAS 77002-6760                    HOUSTON, TEXAS 77002
          (713) 758-2222                            (713) 220-4200

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /X/ 333-41412

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                      PROPOSED MAXIMUM     PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF           AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
 SECURITIES TO BE REGISTERED       BE REGISTERED        PER UNIT (2)      OFFERING PRICE (2)    REGISTRATION FEE
Common Stock, par value $.01
  per share...................     27,600,000(1)             $21             $579,600,000          $153,015(3)

(1) Includes 3,600,000 shares of common stock issuable upon exercise of the underwriters' over-allotment option.

(2) Based upon the initial public offering price.

(3) The registrant previously paid a registration fee of $127,512.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

    This registration statement is being filed with respect to the registration of additional shares of the common stock, par value $.01 per share, of TNPC, Inc., a Delaware corporation, pursuant to Rule 462(b) under the Securities Act of 1933, as amended. The contents of the registration statement on Form S-1 (Registration No. 333-41412) filed by TNPC with the Securities and Exchange Commission on July 14, 2000, as amended by Amendment No. 1 thereto filed on August 25, 2000, Amendment No. 2 thereto filed on September 14, 2000, Amendment No. 3 thereto filed on October 2, 2000 and Amendment No. 4 thereto filed on October 4, 2000, which was declared effective on October 4, 2000, are incorporated herein by reference.

    The required opinions and consents are listed on an Exhibit Index attached hereto and filed herewith.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwich, State of Connecticut, on the 4th day of October, 2000.

                                                       TNPC, INC.

                                                       By:  /s/ H. EUGENE LOCKHART
                                                            -----------------------------------------
                                                            H. Eugene Lockhart
                                                            President, Chief Executive Officer and
                                                            Director
                                                            (Principal Executive Officer)

              SIGNATURE                                  TITLE                           DATE
              ---------                                  -----                           ----
                  *                    Chairman and Director                         October 4, 2000
    ----------------------------
             Lou L. Pai

       /s/ H. EUGENE LOCKHART          President, Chief Executive Officer and        October 4, 2000
    ----------------------------         Director
         H. Eugene Lockhart

        /s/ WILLIAM I JACOBS           Managing Director, Chief Financial            October 4, 2000
    ----------------------------         Officer and Director (Principal
          William I Jacobs               Financial Officer)

                  *                    Controller (Principal Accounting Officer)     October 4, 2000
    ----------------------------
            Stephen Nolan

                  *                    Director                                      October 4, 2000
    ----------------------------
           Kenneth L. Lay

                  *                    Director                                      October 4, 2000
    ----------------------------
          James V. Derrick

                  *                    Director                                      October 4, 2000
    ----------------------------
          Richard A. Causey

                  *                    Director                                      October 4, 2000
    ----------------------------
            Peter Grauer

*By:                    /s/ MARC E. MANLY
             --------------------------------------
                        Attorney in Fact

                                 EXHIBIT INDEX

          1.1*            --   Form of Underwriting Agreement

          3.1*            --   Form of Second Amended and Restated Certificate of
                               Incorporation (to be effective upon consummation of this
                               offering)

          3.2*            --   Amended and Restated Bylaws

          4.1*            --   Form of common stock certificate

          4.2*            --   Form of Class A warrant

          5.1             --   Opinion of Vinson & Elkins L.L.P.

         10.1*            --   Contribution and Subscription Agreement dated as of
                               December 23, 1999 by and among DLJMB Funding II, Inc., DLJ
                               Merchant Banking Partners II, L.P., DLJ Merchant Banking
                               Partners II-A, L.P., DLJ Diversified Partners, L.P., DLJ
                               Diversified Partners-A, L.P., DLJ Millennium Partners, L.P.,
                               DLJ Millennium Partners-A, L.P., DLJ First ESC L.P., DLJ
                               Offshore Partners II, C.V, DLJ EAB Partners, L.P., DLJ ESC
                               II, L.P., GE Capital Equity Investments, Inc., California
                               Public Employees' Retirement System, Ontario Teachers'
                               Pension Plan Board, Enron Energy Services, LLC, Cortez
                               Energy Services, LLC and EMW Energy Services Corp.

         10.2*            --   Business Opportunity Agreement dated as of January 6, 2000 between Enron Corp. and TNPC, Inc.

         10.3*            --   Noncompetition Agreement dated as of January 6, 2000 among
                               Enron Corp., Enron Energy Services, LLC and TNPC, Inc.

         10.4*            --   Master Services Agreement dated as of January 6, 2000 among
                               Enron Corp., Enron Energy Services, LLC and TNPC, Inc.

         10.5*            --   Software Agreement dated as of January 6, 2000 between Enron
                               Energy Services, LLC and TNPC, Inc.

         10.6*            --   Master Energy Purchase & Sale Agreement dated as of
                               January 6, 2000 between Enron Energy Services, Inc. and
                               TNPC, Inc.

         10.7*            --   Master Purchase & Sale Agreement dated as of January 6, 2000 between Enron Energy Services, Inc. and TNPC, Inc.

         10.8+*           --   Interactive Marketing Agreement dated as of November 24,
                               1999 between America Online, Inc. and TNPC, Inc.

         10.9*            --   Subscription Agreement dated as of January 6, 2000 among
                               America Online, Inc., Enron Energy Services, LLC and
                               TNPC, Inc.

         10.10+*          --   Information Technology Services Agreement dated May 12, 2000 between TNPC, Inc. and International Business Machines
                               Corporation

         10.11*           --   Subscription Agreement dated as of May 15, 2000 among
                               International Business Machines Corporation, TNPC, Inc. and
                               Enron Energy Services, LLC

         10.12*           --   Subscription Agreement dated as of July 10, 2000 among DLJMB
                               Funding II, Inc., DLJ Merchant Banking Partners II, L.P.,
                               DLJ Merchant Banking Partners II-A, L.P., DLJ Diversified
                               Partners, L.P., DLJ Diversified Partners-A, L.P., DLJ
                               Millennium Partners, L.P., DLJ Millennium Partners-A, L.P.,
                               DLJ First ESC L.P., DLJ Offshore Partners II, C.V., DLJ EAB
                               Partners, L.P., DLJ ESC II, L.P., GE Capital Equity
                               Investments, Inc., TNPC, Inc., California Public Employees'
                               Retirement System, Ontario Teachers' Pension Plan Board, and
                               LJM2-TNPC, LLC

         10.13*           --   Form of Subscription Agreement between TNPC, Inc. and
                               certain officers of TNPC, Inc.

         10.14*           --   Form of employment agreement between TNPC, Inc. and certain executive officers of TNPC, Inc.

         10.15*           --   TNPC, Inc. 2000 Stock Plan

         10.16*           --   TNPC, Inc. Deferred Compensation Plan

         10.17*           --   Stockholders Agreement dated as of January 6, 2000 between
                               DLJMB Funding II, Inc., DLJ Merchant Banking Partners II,
                               L.P., DLJ Merchant Banking Partners II-A, L.P., DLJ
                               Diversified Partners, L.P., DLJ Diversified Partners-A,
                               L.P., DLJ Millennium Partners, L.P., DLJ Millennium
                               Partners-A, L.P., DLJ First ESC L.P., DLJ Offshore Partners
                               II, C.V., DLJ EAB Partners, L.P., DLJ ESC II, L.P.,
                               TNPC, Inc., California Public Employees' Retirement System,
                               Ontario Teachers' Pension Plan Board, LJM2-TNPC, LLC, GE
                               Capital Equity Investments, Inc., Enron Energy Services, LLC
                               and Cortez Energy Services, LLC, as amended by Amendment
                               No. 1 to the Stockholders Agreement dated June 30, 2000 and
                               Amendment No. 2 to the Stockholders Agreement dated
                               July 10, 2000

         10.18*           --   Asset Purchase Agreement dated as of June 29, 2000 by and
                               among Columbia Energy Services Corporation, Columbia Energy
                               Retail Corporation, Columbia Energy Power Marketing
                               Corporation, The New Power Company and TNPC, Inc.

         10.19*           --   Noncompetition and License Agreement dated as of July 31,
                               2000 between Columbia Energy Group and The New Power Company

         10.20*           --   Subscription Agreement dated as of July 31, 2000 by and
                               among Columbia Energy Services Corporation, TNPC, Inc. and
                               Enron Energy Services, LLC

         10.21*           --   Services Agreement dated as of July 31, 2000 between The New
                               Power Company and Columbia Energy Services Corporation

         10.22*           --   Subscription Agreement dated as of July 12, 2000 between
                               TNPC, Inc. and Lou L. Pai

         10.23*           --   Stockholders Agreement entered into and effective as of
                               January 6, 2000 between TNPC, Inc. and Lou L. Pai

         21.1*            --   List of subsidiaries of the Company

         23.1             --   Consent of Arthur Andersen LLP (TNPC and Columbia)

         23.3             --   Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1 hereto)

         23.4             --   Consent of Ray J. Groves to be named as a Director

         23.5             --   Consent of Linda G. Alvarado to be named as a Director

         24.1*            --   Powers of Attorney for Directors

         24.2*            --   Power of Attorney for Richard A. Causey

------------------------

* Incorporated by reference to the like numbered exhibit filed with our registration statement on Form S-1 (Registration No. 333-41412).

+ The Securities and Exchange Commission has granted confidential treatment to certain provisions of these exhibits. Omitted material for which confidential treatment has been granted has been filed separately with the Securities and Exchange Commission.